

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2012

Mr. Chene Gardner
Chief Financial Officer
Alto Group Holdings, Inc.
700 West Hillsboro Blvd.
Building 3, Suite 207
Deerfield Beach, FL 33441

> **Re: Alto Group Holdings, Inc.**
> **Form 10-K/A for Fiscal Year Ended November 30, 2010**
> **Filed April 7, 2011**
> **File No. 000-53592**

Dear Mr. Gardner:

We issued comments to you on the above captioned filing on September 16, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 22, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 22, 2012 we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact John Coleman, Mine Engineer, at (202) 551-3610 or me at (202) 551-3311 if you have questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief